Exhibit 21.1

Subsidiaries

Subsidiaries	Place of Incorporation
Man Pong Jewelry Limited	Hong Kong
Gosheng Jewelry International Limited	Hong Kong
Man Pong Jewelry Group Company Limited	BVI